Filed by: Fortis Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corporation
SEC Correspondence File Number: 001-32576

STRONG. PROFITABLE. GROWING. Investor Presentation February 2016

Additional Information about the Acquisition and Where to Find It. Fortis Inc. ("Fortis" or the "Corporation") will file with the United States Securities Exchange Commission ("SEC") a registration statement on Form F-4, which will include a proxy statement of ITC Holdings Corp. ("ITC") that also constitutes a prospectus of Fortis, and any other documents in connection with the proposed acquisition by Fortis of ITC (the "Acquisition"). The definitive proxy statement/prospectus will be sent to the shareholders of ITC. INVESTORS AND SHAREHOLDERS OF ITC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FORTIS, ITC, THE ACQUISITION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Fortis and ITC with the SEC, when filed, will be available free of charge at the SEC's website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents which will be filed with the SEC by Fortis on Fortis' website at www.fortisinc.com or upon written request to Fortis' Investor Relations department, PO Box 8837, St. John's, NL A1B 3T2 or by calling 709.737.2800, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by ITC upon written request to ITC, Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248.946.3000. You may also read and copy any reports, statements and other information filed by Fortis and ITC with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 800.732.0330 or visit the SEC's website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in the Solicitation of Proxies. This communication is not a solicitation of proxies in connection with the Acquisition. However, ITC, Fortis, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Acquisition. Information about ITC's directors, executive officers and other members of management and employees may be found in its 2014 Annual Report on Form 10-K filed with the SEC on February 26, 2015, and definitive proxy statement relating to its 2015 Annual Meeting of Shareholders filed with the SEC on April 9, 2015. These documents can be obtained free of charge from the sources indicated above. Information about Fortis' directors and executive officers may be found in its Management Information Circular dated March 20, 2015 available on its website at www.fortisinc.com. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Acquisition will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. The pro forma financial information presented herein does not reflect the impact of the proposed Minority Investment as described on slide 27. Unless otherwise specified, all financial information referenced is in Canadian dollars. 2 Important Information

This presentation contains forward-looking statements within the meaning of applicable securities laws including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this presentation reflect Fortis' and ITC's management's expectations regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "will", "anticipates", "believes", "expects", "intends", "assumes", "estimates", "projects", "expects", "plans", "seeks", "may", "could", "would", "can", "continue" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation, those statements related to the Acquisition, the combined company's future business prospects and performance, growth potential, financial strength, market profile, revenues, proceeds, working capital, capital expenditures, investment valuations, liquidity, income, and margins, the satisfaction of the conditions precedent to the closing of the Acquisition, the expectation that Fortis will find one or more minority investors to invest in ITC prior to completing the Acquisition, the expectation that Fortis will borrow funds to satisfy its obligation to pay the cash portion of the purchase price and will issue securities to pay the balance of the purchase price, the percentage of Fortis common shares to be held by ITC shareholders following the Acquisition, the intention of the parties to the Acquisition to seek, and the expected timing for, shareholder and regulatory approvals in relation to the Acquisition, the expectation that the Acquisition will be accretive in the first full year following closing, that the Acquisition will support the average annual dividend growth target of Fortis, the availability of future investment opportunities in the electrical transmission industry in the United States, the United States federal regulatory environment and expectations in respect of the continued support for investment in the transmission industry by the Federal Energy Regulatory Commission, the expectation that Fortis will maintain a solid investment-grade credit rating and will become an SEC registrant and have its common shares listed on the NYSE in connection with the Acquisition, the expectation that ITC will continue to operate independently following the Acquisition, will retain its current employees and will continue to be based in Novi, Michigan, the timing of closing of the Acquisition, the amount of indebtedness of ITC expected to have been incurred as of closing, and the impact of the Clean Power Plan and other clean energy policies on the electrical transmission industry in the United States. These statements reflect management's current beliefs and are based on information currently available to Fortis' and ITC's management. Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to-time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, risks relating to regulation and energy prices, the ability to obtain shareholder and 3 Fortis Forward-Looking Statement regulatory approvals in connection with the Acquisition and the timing and terms thereof, state and federal regulatory legislative decisions and actions, interloper risk, risks relating to uncertainty relating to the completion of the Acquisition and the timing thereof, the risk that conditions to the Acquisition may not be satisfied, risks relating to the focus of management time and attention on the Acquisition and other disruption from the Acquisition making it more difficult to maintain business and operational relationships, the possibility that the expected synergies and value creation from the Acquisition will not be realized, or will not be realized within the expected time period, the risk that ITC will not be integrated successfully, risks relating to the potential decline in the Fortis share price negatively impacting the value of the consideration offered to ITC shareholders, risks relating to the constraints that the minority investment may impose on Fortis' ability to operate the ITC business in accordance with its business plan following closing, risks relating to the ability of Fortis to access capital markets on favourable terms or at all, risks relating to the ability of Fortis to identify minority investors, the cost of debt and equity capital, risks relating to the ability of Fortis to satisfy the conditions precedent in the bridge financing facilities in order to access funds to complete the Acquisition, general economic, market and political conditions, changes in regional economic and market conditions which could affect customer growth and energy usage, weather variations affecting energy use, the performance of the stock market and changing interest rate environment, which affect the value of pension and other retiree benefit plan assets and the related contribution requirements and expense, risks relating to derivatives and hedging, currency exchange rates, interest rates, capital resources, loss of service area, licences and permits, environmental risks, insurance risks, labour relations, risks relating to human resources, liquidity risks, resolution of pending litigation matters, changes in accounting standards, changes in critical accounting estimates, the ongoing restructuring of the electric industry, changes to long-term contracts, the cost of fuel and power supplies, cyber attacks or challenges to Fortis and ITC’s information security, and certain presently unknown or unforeseen factors, including, but not limited to, acts of terrorism. Fortis and ITC caution readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and to ITC's filings with the SEC, including the proxy circulars to be filed by each such company in connection with the Acquisition. Fortis and ITC disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. 4 Fortis Forward-Looking Statement (continued)

This presentation contains certain “forward-looking statements” that describe our management’s beliefs concerning the proposed merger involving Fortis and ITC and our future business conditions and prospects, growth opportunities and the outlook for our business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, we have identified these forward-looking statements by words such as “will”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions our management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause our actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, the risks and uncertainties disclosed in our annual report on Form 10-K and our quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transaction factors (in addition to others described elsewhere in this presentation and in subsequent filings with the SEC): (i) risks inherent in the contemplated merger, including (A) failure to obtain approval by the our shareholders; (B) failure to obtain regulatory approvals necessary to consummate the merger or to obtain regulatory approvals on favorable terms; (C) delays in consummating the merger or the failure to consummate the merger; and (D) exceeding the expected costs of the merger; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements. Because our forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different and any or all of our forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this presentation and in our annual and quarterly reports will be important in determining future results. Consequently, we cannot assure you that our expectations or forecasts expressed in such forward-looking statements will be achieved. Except as required by law, we undertake no obligation to publicly update any of our forward-looking or other statements, whether as a result of new information, future events, or otherwise. The proposed merger is subject to certain conditions precedent, including regulatory approvals and approval of our shareholders. We cannot provide any assurance that the proposed merger will be completed, nor can it give assurances as to the terms on which such merger will be consummated. 5 ITC Forward-Looking Statement

This presentation does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This presentation relates to a proposed merger of ITC by Fortis. In connection with this proposed merger, Fortis will file with the SEC a registration statement on Form F-4 that will include the proxy statement of ITC that also constitutes a prospectus of Fortis. This presentation is not a substitute for the proxy statement/prospectus or any other document ITC filed or to be filed with the SEC in connection with the proposed merger. ITC plans to mail the definitive proxy statement/prospectus to its shareholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF ITC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ITC, FORTIS THE PROPOSED MERGER AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by ITC through the website maintained by the SEC at www.sec.gov or from ITC upon written request to ITC, Investor Relations, 27175 Energy Way, Novi, MI 48377. Participants in the Solicitation ITC and certain of its directors and executive employees and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed merger under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from shareholders of ITC in connection with the proposed merger will be set forth in the proxy statement when it is filed with the SEC. Information about the directors and executive officers of ITC may be found in ITC’s 2014 Annual Report on Form 10-K filed with the SEC on February 26, 2015, its Quarterly Report on Form 10-Q for the quarter ended September June 30, 2015 filed with the SEC on November 5, 2015 and its definitive proxy statement relating to its 2015 Annual Meeting of Shareholders filed with the SEC on April 9, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 6 ITC Additional Information and Where to Find It

1. Transaction Overview and Rationale 2. 3. Fortis Today Acquisition Financing and Approvals Appendix Presenters Barry Perry - President & Chief Executive Officer of Fortis Inc. Karl Smith - Executive Vice President & Chief Financial Officer of Fortis Inc. Joe Welch - Chairman, President & CEO of ITC Holdings Corp. Rejji Hayes - Senior Vice President & CFO of ITC Holdings Corp. Unless otherwise specified, all financial information referenced is in Canadian dollars. 7 Agenda and Presenters

STRONG. PROFITABLE. GROWING. Transaction Overview and Rationale

• Offer price of US$44.90(1) per ITC common share: - - - ITC shareholders will receive a combination of US$22.57 in cash and a 0.7520 of a Fortis common share Equity purchase price of US$6.9 billion (C$9.7 billion)(2) Enterprise value of US$11.3 billion (C$15.8 billion)(2), including ITC debt • • Fortis will apply to list its common shares on the NYSE prior to closing On closing, approximately 27% of Fortis common shares will be held by ITC shareholders • • ITC maintains its headquarters and operations control room located in Novi, Michigan No change to Fortis headquarters or its subsidiaries • • ITC management team will remain in place No change to Fortis management team • • Expected to close by late 2016 pending receipt of required approvals Regulatory approvals including FERC, DOJ, CFIUS, FCC, IL, KS, MO, OK and WI (1) Based on Fortis closing price of $41.38 as of market close on Feb 8, 2016 and US$/C$ exchange rate of 1.39. (2) Excluding transaction costs. 9 Approvals and Timing Governance Headquarters Consideration Fortis’ Acquisition Offer for ITC

Diversification Team Safety Performance(3) (1) Refer to slide 33 for discussion regarding ROEs and equity ratios. (2) Includes Construction work in progress (“CWIP”). (3) Based on 2014 EEI Safety Survey. 10 Proven Management Top 10% Ranking for Long-Term Rate Base Growth Prospects 7.5% CAGR from 2015-2018(2) Supportive FERC Regulation Formula-based with >11% Allowed ROE and 60% Equity Ratio(1) Increases Pro Forma 39% FERC-Regulated Earnings Accretive to EPS 5% Accretion in First Full Year Following Close Premier Pure-Play Electric Transmission Utility Fully Regulated Strategic Rationale for Acquisition of ITC

Fortis Strategic Initiatives Growth Prospects Potential Partnerships Accretive to EPS Experienced Management Team Supportive Regulatory Environment Favourable Economy 11 Strategic Acquisitions Focus on leadership development Customer rates and regulatory environment Increase exposure to renewables Expand non-regulated long-term contracted energy infrastructure Execute organic capex plan and new investment opportunities Strong Strategic Fit For Fortis

• Fortis has substantial experience in integrating newly acquired enterprises US$4.5 billion in EV Announced Dec 2013, closed Aug 2014 C$3.7 billion in EV Announced Feb 2007, closed May 2007 (1) (2) US$1.5 billion in EV Announced Feb 2012, closed Jun 2013 C$1.5 billion in EV Announced Sep 2003, closed May 2004 Fortis Share Price Performance and Acquisition History(3) June 2013 closing of the acquisition C$/share $45.00 May 2007 of CH Energy (Central Hudson) closing of the $40.00 $35.00 $30.00 February 2012 $25.00 August 2014 acquisition of CH $20.00 February 2007 Energy (Central announced $15.00 Hudson) October 2005 $10.00 stock split announced September 2003 acquisition of UNS Energy $5.00 announced acquisition of Aquila(2) $0.00 Jan-03 Jan-04Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 Jan-11 Jan-12 Jan-13 Jan-14 Jan-15 Jan-16 (1) Now known as FortisBC Energy. (2) Now known as FortisBC Electric and FortisAlberta. (3) Chart reflects the effects of a four-for-one stock split that occurred in October 2005. 12 acquisition of announced 4-for-1 Terasen(1)December 2013 acquisition of Terasen(1) May 2004 closing of the acquisition of Aquila(2) announced closing of the acquisition of UNS Energy Proven Acquisition Track Record Delivering Superior Growth Through Disciplined Strategy

      Acquisition of the largest independent pure-play fully-regulated electric transmission utility in the U.S. with rates regulated by FERC Establishes scale and an additional platform for growth in electric transmission sector Accretive transaction for Fortis with ITC’s strong, predictable cash flows     5% accretive to EPS in the first full year following close, excluding one-time acquisition-related expenses Earnings accretion and cash flow expected to support the Corporation’s recently announced average annual dividend growth targ et of 6% through 2020 Financing strategy structured to maintain the Corporation’s solid investment-grade credit rating         Significantly enhances regulatory diversity and lowers overall rate regulatory risk (pro forma 39% FERC-regulated operating earnings) Exposure to regional economic diversity – large Midwest eight-state business footprint Gains exposure to an additional business segment complementing electric and gas distribution with no commodity or fuel exposure       FERC is a policy driven regulator committed to providing incentives for electric infrastructure Constructive ROEs and greater equity in OpCo capital structures support long-term FERC policy Forward-looking rate-setting mechanism with true-up provides timely recovery and reduces regulatory lag       Significant opportunity for transmission investment across aging assets Reliability enhancements required: NERC(1)/CIP(2), storm hardening, replacements Clean Power Plan will lead to significant change in U.S. generation fleet, which will require substantial transmission investment in the form of renewables, interconnections and general infrastructure build-out       Proven track record: superior total shareholder return and cash flow generation Execution-oriented with a focus on safety, reliability and managing projects on time and on budget Cultural similarities: proven track record of operational excellence and regulated focus (1) North American Electric Reliability Corporation. (2) Critical Infrastructure Protection. 13 Proven Management Team Long-Term Rate Base Growth Prospects Supportive FERC Regulation Increases Diversification Accretive to EPS A Premier Pure-Play Fully-Regulated Electric Transmission Utility Strategic Rationale for Acquisition of ITC

• Following the acquisition, Fortis will be among the top 15 North American public utilities by enterprise value(1) Expected to be accretive to Fortis EPS by approximately 5% in the first full year following the close of the acquisition(2) Earnings accretion and cash flow expected to support the Corporation’s recently announced average annual dividend growth target of 6% through 2020 • • Top 25 North American Utilities by Enterprise Value(1) Pro Forma Fortis Standalone Fortis $134 $62 $60 $54 $50 $48 $48 $46 $28 $26 Rank Note: Based on US$/C$ foreign currency exchange rate of 1.39 as of February 8, 2016. (1) Includes integrated electric utilities and gas distribution utilities. Enterprise values based on market close as of February 8, 2016. (2) Based on management assumptions excluding one-time acquisition-related expenses. 14 (C$ Billions) $115 $100$97 $71 $42 $40$38$36$35 $26 $22$22$21$19$18 123456789101112 PF FTS 141516171819 FTS 2122232425 Achieves Scale and EPS Accretion

• Singular opportunity for Fortis to significantly diversify its business in terms of regulatory jurisdictions, business risk profile and regional economic mix • Based on the twelve months ended September 30, 2015, pro forma the acquisition, ITC will represent 39% of Fortis’ consolidated regulated operating earnings(1) Pro Forma Regulated Operating Earnings(1) For the twelve months ended September 30, 2015 Pro Forma Regulated Assets(2) As of September 30, 2015 Caribbean 3% Caribbean 3% U.S. 62% ITC (FERC Regulated) 27% U.S. 59% Canada 35% ITC (FERC Regulated) 39% Canada 38% U.S. (AZ, NY) 32% U.S. (AZ, NY) 23% (1) Excluding one-time acquisition-related expenses, Fortis’ “Long-term Contracted Generation”, “Non-Utility” and “Corporate and Other” segments, ITC’s “ITC Holdings and other” segment and intercompany eliminations. (2) Excludes Fortis’ “Long-term Contracted Generation”, “Non-Utility” and “Corporate and Other” segments, ITC’s “ITC Holdings and other” segment and intercompany eliminations. 15 Increases Diversification

FORTIS INC.

ITC Holdings Corp. Overview

Largest U.S. Independent Transmission Company

- ITC's business model creates a unique, structurally advantaged infrastructure portfolio
- Rate construct supports efficient capitalization of needed investment and timely return of capital
  - Forward-looking rates
  - Supportive rate structure
- Actively developing electrical infrastructure required for increasing system demands through:
  - Investing in existing systems
  - Regional projects
  - Development / M&A

ITC Operations


METC
SPP
MISO
KETA Project
ITC MVP Projects

(As of September 30, 2015)

Assets	~US$7.4 billion
Peak Load	~26,000 MW
Line Miles	~15,600 miles
Stations / Substations	~560
States	Eight[1]

(1) ITC Midwest maintains utility status in Wisconsin.

16

FERC construct is additive to Fortis’ regulatory profile ITC Regulated Operating Companies Rates and Rate Setting Rate Construct and Returns investment Regulation 17 FERC jurisdiction for rate regulation ROE incentive adders Transmission charges comprise a small portion of consumers’ bills Achieved ROE generally equal to approved ROE at the operating companies Annual adjustment to rates based on projected revenue requirement Attractive FERC-approved equity ratio FERC-approved forward-looking rate-setting mechanism with true-up Supportive return on equity to facilitate Formula rates Supportive FERC Regulation

• ITC’s expected rate base growth supports Fortis’ long-term growth strategy • Significant need for capital investment in the U.S. electric transmission sector as assets are reaching or exceeding their useful lives • ITC’s average rate base, including CWIP, is expected to increase to US$6.6 billion by 2018, representing a 7.5% CAGR from 2015 ITC Average Rate Base & CWIP ITCTransmission Michigan Electric Transmission Company ITC Midwest ITC Great Plains CWIP $6.6 $6.2 $5.7 $5.3 2015E 2016E 2017E 2018E 18 (US$ Billions) Long-Term Rate Base Growth Prospects

Dynamics between power (1) The Brattle Group, Investment Trends and Fundamentals in US Transmission and Electricity Infrastructure, July 2015. 19 Power Market Price differential regions Changing Generation Fleet EPA and coal plant implications, nuclear closures and plant outages RPS Mandates & Intermittent Resource Integration Individual state needs Reliability NERC requirements, FERC enforcement activities and storm hardening Historical Underinvestment Aged infrastructure remains prevalent In Infancy of Multi-Decade Investment Cycle – Projected System Needs Require $120 - $160 billion of Investment per Decade Through 2030(1) Electric Transmission Represents a Significant Long-term Growth Opportunity

Current ITC management will continue to lead and operate the ITC business post-Transaction • ITC’s management team has a proven track record of operational excellence, prudent balance sheet management and strong EPS growth – – – – ~16% EPS CAGR over last ~10 years Successfully invested over US$5.5 billion of capital as of September 30, 2015 Improved reliability while meeting new system demands Reduced field O&M costs by ~15% over the last five years • ITC’s management has delivered more than double the total shareholder returns of the S&P 500 Utilities Sector Index since IPO in July 2005 • • Top tier safety performance: EEI’s 2014 Safety Survey ranks ITC in the top 10% Top quartile reliability performance(1) Ideal cultural fit for Fortis: – Proven track record of operational excellence – Experienced and focused on regulated assets • (1) Based on the annual SGS Statistical Services Transmission Reliability Benchmarking Study. 20 Proven Management Team

• Attractive acquisition price for ITC, represents a ~33% premium to US$33.75, the unaffected stock price as of market close on November 27, 2015 • Benefit from Fortis’ dividend policy, as of market close on February 8, 2016, Fortis dividend yield was ~3.6% versus ITC dividend yield of ~1.9% • Results in ~27% pro forma ownership of Fortis by ITC shareholders, with an opportunity to realize the upside of the pro forma enterprise • Combination results in stronger platform to execute ITC’s growth plan • Enables ongoing long-term investments in the grid and provides a platform for ITC to continue its operational excellence and track-record of service and reliability • Allows ITC to continue to build relationships with, and be responsive to, both their customers and regulators while availing the resources of a large utility group • Strong cultural fit for our loyal and dedicated employees which have been focused on our mission of becoming the nation’s leading electric transmission company, that mission and track record of success will carry forward as part of Fortis • Employees will benefit from Fortis’ proven track record of successfully acquiring and managing U.S. based utilities in a decentralized manner 21 Employees Customers Shareholders Clear Benefits to ITC Stakeholders

STRONG. PROFITABLE. GROWING. Fortis Today

Based in St. John’s, NL Fortis’ Operations in Canada, U.S., and Caribbean 9 companies C$11.7 billion market cap (as of Feb 8, 2016) 281.8 million shares outstanding AB BC ON PEI NL C$16.4 C$6.7 billion LTM revenues (as of Sep 30, 2015) NY billion (1) AZ 2015 mid year rate base Member of the S&P/TSX 60 C$28.6 billion total assets (as of Sep 30, 2015) Turks and Caicos Islands Belize Grand Cayman 2.0 million electric utility customers 1.2 million gas utility customers Long-Term Contracted Generation Regulated Gas Regulated Electric (1) Includes 100% of the Waneta Expansion Project of which Fortis has a 51% controlling ownership interest. 23 Fortis – Quick Facts

Rate Base Growth Drives Earnings Growth

- The primary driver of Fortis' earnings growth is investment in rate base in its service territories to provide safe, reliable and cost-efficient customer service
- Highly executable and low-risk base capital plan
  - 5-year capital expenditure program through 2020 totals ~C$9 billion, resulting in a CAGR of ~5.0% in mid year rate base
- Mostly funded at the individual subsidiary level
- Additional identified opportunities for growth

Forecasted Mid Year Rate Base Growth(1)(2)



5.0% CAGR
(C$ Billions)
$16.4
$17.8
$18.9
$19.6
$20.4
$20.9
2015E
2016E
2017E
2018E
2019E
2020E
Regulated Electric & Gas U.S.
Regulated Electric Canada
Regulated Electric Caribbean
Regulated Gas Canada
Waneta

Additional Identified Opportunities for Growth

FORTIS BC	LNG and Gas Infrastructure
UNS	Clean Power Plan: Renewables, Natural Gas and Transmission
Central Hudson	Distributed Generation Projects & NY Transco LLC, Gas Infrastructure
FORTIS ALBERTA	Consolidation of Rural Electrification Associations
FORTIS ONTARIO	Transmission and Municipal Utility Consolidation

(1) Includes 100% of the Waneta Expansion Project of which Fortis has a 51% controlling ownership interest.
(2) 2016-2020 reflects an assumed US$/C$ foreign currency exchange rate of 1.38.

24

10-Year Average Annualized Total Shareholder Return(1) As of January 31, 2016 • • 42 years of consecutive dividend increases Average annual dividend growth target of 6% through 2020 Fortis (C$) 3% • Over the last 10 years: – Dividends/share increased at a CAGR of 9.0% S&P/TSX Capped Utilities (C$) S&P 500 Utilities Sector (US$) – Average annual total shareholder return of 9.3% 0% 5% 10% Fortis Annual Dividend Growth C$/Share $2.00 $1.75 $1.40 $1.50 $1.28 $1.24 $1.20 $1.16 $1.25 $1.12 $1.04 $1.00 Targeted Dividend at 6% Growth Rate $1.00 $0.67 $0.75 nnual divi wth $0.50 $0.25 $0.00 2005200620072008 2009 2010 2011 2012 2013 2014 2015 2016E 2017E 2018E 2019E 2020E (1) Total shareholder returns assume reinvestment of all dividends. 25 $0.82 $0.59 A de nd g ro 9. 5.8% 7.7% Strong Returns and Dividend Growth

STRONG. PROFITABLE. GROWING. Acquisition Financing and Approvals

• Acquisition financing plan structured to allow Fortis to maintain solid investment-grade credit ratings and a consistent capital structure Equity requirements of the transaction intended to be largely satisfied through the share consideration paid to ITC shareholders • • US$2.0 billion of debt to be issued through the U.S. public bond market • Private investment from Minority Investor(s) at ITC expected to represent a 15.0% to 19.9% (US$1.0 – US$1.4 billion) interest in ITC, to be completed prior to the regulatory approval process Transaction supported by US$3.7 billion fully committed debt and equity acquisition bridge facilities • • Fortis to assume approximately US$4.4 billion of consolidated ITC indebtedness(1) (1) Assumed debt as of September 30, 2015. 27 ITC Acquisition Financing Plan

• Applications for approval will be filed promptly and no later than 120 days from the time of the announcement FERC has 180 days to review the transaction and issue an order State commission approvals are expected to be required in IL, KS, MO, OK and WI • • • State commission approvals are not expected to be required in IA, MI or MN • Targeting closing late 2016 28 Regulatory Approvals

 2016 Q1 Q2 Q3 Q4 29 Acquisition Announcement Sale Process of Minority Interest Expected By End of Second Quarter Fortis and ITC Proxy Circulars & Shareholder Votes / Registration with SEC Department of Justice Hart-Scott-Rodino Order Committee on Foreign Investment in the United States Issue Debt Securities Regulatory Applications: Applications and/or Exemption from FERC and State Regulators & Completion of NYSE Listing Closing Illustrative Transaction Timeline

Diversification Team Safety Performance(3) (1) Refer to slide 33 for discussion regarding ROEs and equity ratios. (2) Includes CWIP. (3) Based on 2014 EEI Safety Survey. 30 Proven Management Top 10% Ranking for Long-Term Rate Base Growth Prospects 7.5% CAGR from 2015-2018(2) Supportive FERC Regulation Formula-based with >11% Allowed ROE and 60% Equity Ratio(1) Increases Pro Forma 39% FERC-Regulated Earnings Accretive to EPS 5% Accretion in First Full Year Following Close Premier Pure-Play Electric Transmission Utility Fully Regulated Strategic Rationale for Acquisition of ITC

STRONG. PROFITABLE. GROWING. Appendix

set by formula with earnings requirement set by formula with (1) Does not reflect requests in pending TEP general rate case. 32 Company Jurisdiction Rate Methodology Test Year Equity in Capital (%) Allowed 2015 ROE (%) Comments UNS Energy Arizona COS Historic 43.5-52.6(1) 9.50-10.0(1) No earnings cap, Jurisdiction supports 50% equity thickness Central Hudson New York COS (3-yr Rate Order) Future 48 9.00 Earnings sharing above 9.50% FortisBC British Columbia COS (PBR 2014-2019) Future 38.5-40 8.75-9.15 2015-2019 revenue requirement sharing above allowed ROE FortisAlberta Alberta COS (PBR 2013-2017) Future 40 8.30 No earnings cap, revenue adjustments for capex Newfoundland Power Newfoundland COS Future 45 8.80 Earnings capped at 9.30% Fortis Standalone Regulatory Overview

(%) (1) Represents current authorized ROEs, which are expected to be reduced as a result of being subject to formal complaints at FERC. (2) Includes a 50 basis point incentive adder for RTO participation granted to Michigan Electric Transmission Company and ITC Midwest effective January 6, 2015, and an additional 50 basis point adder for independence granted to ITC Midwest effective April 1, 2015; collection of these approved adders is currently being deferred. 33 Company Jurisdiction Rate Methodology Test Year Equity in Capital (%) Allowed ROE ITCTransmission FERC COS Future 60 13.88(1) Michigan Electric Transmission Company (METC) FERC COS Future 60 13.88(1)(2) ITC Midwest FERC COS Future 60 13.38(1)(2) ITC Great Plains FERC COS Future 60 12.16 ITC Regulatory Overview

FORTIS INC.

ITC Holdings Corp. Overview

- Significant historical investment in the electric transmission grid to improve reliability, expand access to power markets, allow new generating resources to interconnect to the transmission system and lower the overall cost of delivered energy
- Corporate credit rating of A- from S&P and senior unsecured credit rating of BBB+ / Baa2 from S&P and Moody's, respectively
- ITC has broadened its platform over time from acquisitions and organic growth

ITC Holdings Regulated Operating Subsidiaries (as of September 30, 2015, unless otherwise indicated)

	ITCTransmission	Michigan Electric Transmission Company	ITC Midwest[1]	ITC Great Plains
System Peak Load	12,745 MW	9,469 MW	3,724 MW	–
Service Area	Southeast Michigan	Lower Peninsula of Michigan	Portions of Iowa, Minnesota, Illinois and Missouri	Portions of Kansas and Oklahoma
Total Transmission Miles (Kilometres)	~3,000 (~4,800)	~5,600 (~8,960)	~6,600 (~10,560)	~436 (~698)
RTO Membership	MISO	MISO	MISO	SPP
Established	Acquired in 2003	Acquired in 2006	Assets acquired in 2007	Formed in 2006
Allowed ROE	13.88%[2]	13.88%[2][3]	13.38%[2][3]	12.16%
Senior Secured Rating S&P / Moody's	A / A1	A / A1	A / A1	A / A1
2015E Average Rate Base (US$)[4]	1.5 billion	1.1 billion	1.8 billion	0.5 billion

(1) ITC Midwest is also a public utility and independent transmission owner in Wisconsin.
(2) Represents current authorized ROEs, which are expected to be reduced as a result of being subject to formal complaints at FERC.
(3) Includes a 50 basis point incentive adder for RTO participation granted to Michigan Electric Transmission Company and ITC Midwest effective January 6, 2015, and an additional 50 basis point adder for independence granted to ITC Midwest effective April 1, 2015; collection of these approved adders is currently being deferred.
(4) Excluding an estimated US$0.4 billion of CWIP as of December 31, 2015.

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